

Mail Stop 3233

October 23, 2017

Via E-mail
Ding Jie Lin
Chief Executive Officer
276 Avenue, Suite 704
New York, NY 10001

> **Re: Majulah Investment, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 27, 2017**
> **File No. 333-218806**

Dear Mr. Lin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2017 letter.

General

1. We note your response to comment 2. In the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

2. We note your response to comment 5 and your revised disclosure on page 12. It appears that this disclosure is being attributed to Savills PLC. Please provide an analysis as to why this third-party attributed disclosure is not expertized disclosure requiring a consent. Refer to Rule 436 of the Securities Act and Securities Act Compliance and Disclosure Interpretation Question 233.02.

3. We note your disclosure on page 3 that you reserve the right to reopen the offering if terminated for any reason. Please note that you are not qualified to engage in a delayed offering pursuant to Rule 415 with respect to the offering to the public. Please revise accordingly or provide us with a detailed legal analysis as to why this feature should not be considered a delayed offering under Rule 415 of the Securities Act.

Description of Business, page 12

Plan of Operation, page 12

4. We note the disclosure that you removed in response to comment 6. We also note your disclosure on page 11 that the funds raised from this offering may be inadequate to implement your business plan going forward. Please revise to disclose the amount of funds the company will require to carry out its proposed operations.

Potential Clientele, page 13

5. We note your disclosure identifying specific real estate properties and projects that you consider high growth areas and that you plan to offer your property management services. Please disclose whether you have entered into negotiations or preliminary agreements to provide services for these properties and projects and, if not, please provide a reasonable basis for including such properties and projects as those in which your services may be of great appeal.

Financial Statements and Exhibits

6. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Kevin Woody, Accounting Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551- 3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Ben Bunker, Esq.